UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer



Getnet

A PagoNxt COMPANY

3Q21

Earnings Release

SUMÁRIO

São Paulo, October 27th, 2021.

Getnet Adquirência e Serviços para Meios de Pagamento S.A. (B3: GETT3, GETT4 e GETT11 and NASDAQ: GET), announces its consolidated results for the third quarter of 2021 ("3Q21"). Our operating and financial data are presented on a consolidated basis, pursuant to the Brazilian Corporation Law ("Law No. 6,404/1976"), as well as accounting practices set forth by the Accounting Pronouncements Committee ("CPC") and International Financial Reporting Standards ("IFRS").

Spin-Off as a new chapter of the Company


Getnet
[B]³



Getnet's growth over the past few years demonstrates our **focus on strategy, innovation and client service** to drive a resilient and inclusive economy.

Pedro Coutinho
CEO



Getnet

Management Letter

To all our employees, customers, and shareholders.

The release of our 2021 Third Quarter Earnings represents a pivotal moment for **Getnet**. After inaugurating a new era by breaking the duopoly in the acquiring industry 11 years ago and building a competitive, innovative company that helps customers grow, creating high-quality services and consistently delivering results year after year, **it is with great pride that we announce our first quarterly results as a public company, listed in both Brazil and the United States of America**.

We have worked extremely hard to bring **Getnet** to this point, and we believe we still have a lot to evolve with the collaboration of our customers and investors, who always guide us to achieve the best business model. Just as we demonstrated when we first entered the payments industry as an acquirer, we can build new solutions from the ground up. We have already developed a digital platform, designed an independent channel to expand beyond the Santander ecosystem, and are currently creating our credit model, among other products and services.

Since our inception, we have instilled a **DNA of innovation** in our products and services, with a pioneering trajectory centered on operational efficiency and profitability. We will continue to adhere to the same governance values as the Santander Group, focusing on our ethics and transparency with regard to all customers and suppliers, and now for our shareholders as well.

After starting from scratch in 2011, we had already attained a 3% **market share** in 2013 and ended the last quarter with around **16%**. Getnet has expanded its market presence by virtue of years of investment in infrastructure, technology, and people. As we will detail throughout this report, our strategy has enabled us to consolidate a robust infrastructure and build a one-stop shop digital platform long before it became a market trend, propelling us to new heights in the industry.


16%
market share


Great Place To Work®
Melhores Empresas para Trabalhar
1.000 a 9.999 funcionários
Great Place To Work.
BRASIL 2021
Melhores Empresas para Trabalhar™
Instituições Financeiras
Great Place To Work.
BRASIL 2021
Great Place To Work®
Certificado
26/03/2021 - 26/03/2022
BRASIL

The focus on our customers is the cornerstone of our entire strategy: they are the driving force behind what we want to build and enhance, fostering innovation and creativity within our company. Our purpose is to provide the best experience for customers by developing new technologies that are tailored to meet the needs of small to large players, in both the physical and digital worlds.

The last two years have proven to be quite challenging due to the crisis spawned by the COVID-19 pandemic, not only for Getnet Brasil, but for all families and businesses in the country and around the world. With our customers in mind, we have invested heavily in e-commerce to offer the best digital solutions, placing a premium on quality and efficiency. This was only possible because we had been anticipating the transformation of this market for some time. Thus, we launched a digital store platform targeting small and medium consumers through Minestore, as well as payment links known as GetPay.

Today, we continue to build a business that will elevate us to another level as a company. The strategic decision to spin off Getnet from Santander Brasil is consistent with the Santander Group's strategy of consolidating its payment technology and means of payment businesses on PagoNxt, a new Global Payments Platform. By leveraging PagoNxt's global scale, we aim to be even more innovative, efficient, and faster.

Not only do we grow with a results-oriented mindset, but we are also committed to acting more responsibly. We believe that companies play a critical role in transforming 21st century society, which is why we are committed to ESG values. By treading the path towards having the most sustainable operation in the industry and supporting the low-carbon economy as a sustainable practice, we have managed to neutralize CO^2 emissions since 2015. We are investing in new financial education and entrepreneurship initiatives because we believe that making this knowledge more accessible will help our country reclaim a resilient and sustainable economy. We are signatories to the United Nations Women's Empowerment Principles (WEPs) and view diversity as a social value that also allows us to compete and innovate more effectively in the market. At Getnet, women currently hold more than 30% of leadership positions.

For the past five years, we have been certified by Great Place to Work (GPTW), which is an important acknowledgement of the daily efforts we make to keep our teams engaged and constantly developing in a healthy, safe, and respectful environment with numerous growth opportunities.

Strategy

We are solidifying a culture that is centered on developing relationships in a Simple, Personal, and Fair way, governed by business ethics and integrity, respect, care for people and, most importantly, contributing to the prosperity of customers and businesses.

We aspire to be the best business platform on the market, encompassing the entire payment ecosystem. In recent years, we have invested in building a comprehensive portfolio of physical and digital solutions for a range of customer types, sizes, and profiles, from small to large.

a company ready for the future



Our strategy is built on five major pillars: (i) continue penetrating the customer base of Banco Santander Brasil Channel, where we are a global benchmark; (ii) grow exponentially in the Independent Channel through five levers: marketplace, e-commerce, banks, partners, and external sales force; (iii) with the implementation of the "SCD" (direct credit company), penetrate the current customer base through receivables-backed credit products, while also boosting our receivables prepayment performance, in view of the newly effective regulation, which will provide us with additional opportunities in the Brazilian market, and through our asset-light credit model, in which we will operate as a universal credit channel; (iv) continue growing in e-commerce; and (v) increase our earnings by generating new revenue streams from value-added services.

Connect to Serve

The payments industry is increasingly thriving, competitive and constantly changing, whether due to economic shifts, retail needs, or naturally, customer demands.

Throughout our history, we have kept up with market transformations and evolving needs not only of our direct customers, but of an entire consumer society. Attracting customers and building loyalty through positive experiences amid a highly competitive environment has been a strategic pillar for Getnet.

We consistently invest in enhancing our customer relationships, fine-tuning processes and technologies to solidify an efficient and high-quality journey experience, while also establishing a closer connection, thereby placing Getnet as a business partner and the customer always at the core of strategic decisions.

We are developing a solution that will consolidate merchants' sales management views and Getnet digital account management into a single app to simplify the customer experience, in addition to making a variety of services readily available with a single click, enabling customers to solve most of their needs within the app and providing a more seamless journey.

We developed and made available to customers a self-service feature within the Getnet app that allows them to open and track requests, thus expediting service and problem resolution. In recent months, we have been working to address all customer needs via our digital channels (app and portal), with the primary goal of improving user satisfaction and experience.

Today, we have access to all municipalities in Brazil thanks to our strong sales force, which is comprised of the Santander channel, an independent channel, and our partners, all of whom work in unison within our ecosystem, creating substantial commercial potential for the Company and generating business throughout the country.

With the acquisition of Eyemobile, we have added a fully digital consumer experience to our portfolio. **Eyemobile focuses on developing solutions and technologies that help small and medium-sized businesses** grow their sales and manage their operations more effectively. Through this operation, we will strengthen our offering to customers by leveraging our technological expertise in interfaces and apps for sales management and mobile payments, while bolstering **Auttar, our company specialized in ETF, financial reconciliation, fraud detection, and services from an Omnichannel perspective**. With a successful offering, we will diversify revenue lines and further increase customer loyalty.
Aiming at scalability in the sale of products, we launched **Auttar Digital**, which provides customers with a better experience and speed in using the products.

We improved our Conciliation Platform, with a modern, robust and scalable tool for the best experience in reconciliations, bringing consolidated information on Card and PIX transactions, providing views that support business management.

In line with meeting regulatory demands, Circular No. 3,952 brought significant changes to the market and customers. The novel regulation had a major impact due to the complexity introduced by this new model, with small and medium-sized customers being particularly affected given their lack of reconciliation tools and practice. Despite the new and challenging landscape, we continued to invest in customer experience, developing a unique reconciliation solution that gives customers complete control over their finances for improved business management. Our reconciliation tool, which was already widely used by wholesale customers, was adapted in light of Circular No. 3,952 to better meet the needs of small and medium-sized customers.

Finally, in keeping with our one-stop shop model, we believe in service verticalization to provide an end-to-end and multichannel view to our customers.

Risk Management

Getnet recognizes that efficient risk management that is closer to customers is critical to the success of our business. In recent years, we have structured the entire Getnet database and transformed it into information based on multiple variables, enhancing our understanding of risks by segment and enabling us to make quick decisions in reaction to changing scenarios.

These measures have allowed us to gain a better understanding of each customer's profile, enabling us to maintain prepayment of receivables to a range of segments despite the market volatility caused by the pandemic, and thus reduce the provisions booked in recent years, leading to lower fraud and default rates, along with the highest credit approval rates in the market.

We have succeeded in converting data into results. Our databases are structured in such a way that they can assist departments within Getnet in making more agile and assertive decisions. We are rapidly expanding in e-commerce, with the lowest fraud rates the Company has ever recorded. Additionally, we manage risk for Getnet's operations in Argentina and Mexico, for which we charge a market fee.

On the fronts of prepayment of receivables and the asset-light model for future origination of credit operations, our modeling incorporates all the expertise gained throughout our years of partnership with Santander Brasil. These are predictive models that allow us to identify the best alternatives for customers of partners with whom we have business relationships.

Asset Light

Credit ("SCD" - Direct Credit Company)

In the first half of 2021, Getnet received authorization from the Brazilian Central Bank to establish its Direct Credit Company ("SCD"). Currently in pilot stage, the SCD is expected to begin full operation in early 2022.

Our credit strategy will be built around an asset-light model, predicated on a logic of deepening potential universal distribution strategies for all our current and future partners. In this format, our partners will be responsible for carrying the balance and transaction risk, while Getnet will earn a fee for distribution through its channels.

Getnet is working on creating a healthy portfolio in which the associated risks and returns make sense for both us and our partners involved. Additionally, Santander has advised us on the development of all our risk management models, meaning that we will employ highly sophisticated mathematical modeling, as we already do in our acquiring business and other financial services.


Link Getpay

33%
market share e-commerce[1]

E-Commerce

Multichannel, physical, digital, and phygital are all concepts that have always been part of our strategy. Since 2018, we have recognized the growth potential of e-commerce and built a digital platform based on a one-stop shop approach that enables us to meet all our customers' needs on a single platform, which allowed us to achieve and deploy quickly, particularly in early 2020. Upon the arrival of the COVID-19 pandemic, when the first lockdowns began and e-commerce skyrocketed, we were ready. We also understood that serving a digital customer is fundamentally different than serving a physical customer, and thus made expert support available 24/7, ensuring quality for our customers. Our positioning, combined with investments in our digital platform, led us to jump from 0% in e-commerce in 2017 to 33% in 5M21, while also increasing our TPV 55% when comparing 3Q21 x 3Q20.

We offer a wide array of solutions on this platform, including financial reconciliation, payment splitting for marketplaces, recurrence engine for monthly fee-based services, and anti-fraud solutions for our customers, a product that we believe will see increased demand in Brazil as businesses become ever more digital. We also have services that cater to micro-entrepreneurs, such as the digital store, payment link, and Getpay, to name a few.


CHECKOUT
DIGITAL STORE
ALTERNATIVE PAYMENT METHODS
SPLIT PAYMENT
e-commerce Getnet
ACQUIRING
ADVISORY
FRAUD MANAGEMENT
RECURRING ENGINE
RECONCILIATION
VAULT

[1] Data from the Brazilian Federal Revenue Service (5M21)

Efficiency

Efficiency has always been ingrained in Getnet's DNA. Our workforce is efficient and large enough to serve our customer base. We have always kept our expenses under control, and our Tier IV Data Center, the only one in Latin America, which has a high transaction processing capacity, in addition to cloud-based services, is truly unique. All these factors, coupled with management's execution, have helped us maintain a long-standing position as the most efficient company in our industry.

We have made substantial investments in technology to achieve a balance between our human capital and new market solutions, allowing us to operate at a high level of productivity. Increased processed transaction volume, allied to headcount reduction due to the adoption of autonomous systems, process streamlining, and digitalization, has also helped lower the cost per service.

Likewise, PagoNxt's Global Platform will aid in further enhancing Getnet's efficiency by sophisticating our value proposition and shortening our time to market.

Independent Channel

In 2020, we stepped up our investments to build an Independent Channel, which will pave the way for the Company to expand its customer base outside of the Santander ecosystem, most notably among small and medium-sized entrepreneurs, thus increasing the business' profitability potential. At the moment, this segment has over 225,000 active customers considering the 90-day criterion, and 345,000 under the one-year criterion.

We have devised a structured plan to accelerate growth in this channel through the next five years by focusing on five pillars:

I. e-commerce;

II. marketplace;

III. external sales force;

IV. partnerships with other companies;

V. digital banks, such as BTG, Original, Pine, and Sofisa.

We expect to make heavy investments in 2021 and win over 1 million customers over the next few years, most of whom have a long-tail profile, with a potential market of millions of micro-entrepreneurs in Brazil.



PagoNxt Integration

The spin-off of Getnet from Santander Brasil is consistent with the Santander Group's strategy of consolidating its payment technology and means of payment businesses on PagoNxt, a new Global Payments Platform. Alongside Getnet, Santander's PagoNxt also includes OneTrade, The Payments Hub, Ebury, Mercury TFS, and Superdigital, among others.

With the spin-off, we are now operating as the Brazilian subsidiary of PagoNxt, which was founded as one of the largest fintechs in the world, with over 1,700 employees and a presence in the main markets of Latin America, Europe, the United States and the United Kingdom. This global structure bolsters our business to compete against other fintechs, digital platforms, and technology companies. Moreover, the integration with PagoNxt's global platform, which features a flexible, cloud-based, multi-tenant architecture, will enable us to boost efficiency, refine our value proposition, and reduce time to market.

With PagoNxt, we have the possibility of global integration with multinational customers operating in Brazil. These customers value quality, architecture, infrastructure, and efficiency.

Getnet will also benefit from PagoNxt's value creation opportunities, which will operate on three fronts:


Getnet

Merchant Solutions

It comprises acquiring services through the Getnet Franchise, which currently serves over 1.1 million customers. .

Trade Solutions

It encompasses financial services, international payments, and foreign currency remittances, among others, which are provided by One Trade, Ebury, and PaymentsHub.

Consumer Solutions

It includes consumer-facing solutions such as Superdigital, which are aimed at integrating financial services into consumers' lives in a seamless and engaging manner.

Click here for more information on PagoNxt.

ESG

We have developed an ESG strategy oriented towards generating value with our stakeholders, while also strengthening our societal commitment. We operate on pillars that we believe will contribute to the transformation of 21st century society.

In the environmental, our aim is to have the most sustainable operation in the industry. We believe the low-carbon economy is the pathway to a more sustainable future, which is why we have been carbon neutral since 2015. Also, we are making progress on device recycling initiatives and other fronts that will aid in mitigating the environmental impact of climate change.

In the social, we want to be the go-to partner for Brazilian entrepreneurs and professionals. Our focus is on supporting the development of small entrepreneurs through educational and financial empowerment initiatives, thereby effectively contributing to the prosperity of people and businesses in Brazil, in addition to fostering a more inclusive and resilient economy.

We are strongly committed to promoting diversity, we are signatories to the United Nations Women's Gender Equity Pact, we host Affinity Groups to engage our employees, and we have been certified by Great Place to Work for the 5th consecutive year. Even in a difficult year like 2021, we once again ranked among the top 150 best companies to work for. And we are always up to date with the best market practices.



3Q21 HIGHLIGHTS

- **CO^2 inventory** carried out since 2015
- **Carbon Neutral** Operation - Scope 1 and 2
- Administrative Headquarters | **100% Plastic Free - Renewable Energy**
- **100%** critical suppliers with social and environmental clauses
- **33%** Women in Leadership

Operating Highlights

Total TPV
BRL 105 billion
+53% YoY and +9% QoQ

E-Commerce TPV
BRL 23 billion
+55% YoY and -1% QoQ

Prepayment
BRL 29 billion
+28% YoY and +5% QoQ

Take rate
0.75%
+1 bps YoY and + 9 bps QoQ

Active Base
900 k
+6% YoY and +3% QoQ

Financial Highlights

Net Income
BRL 94 million
+115% YoY and +23% QoQ

EBITDA
BRL 237 million
+32% YoY and +15% QoQ

Managerial Income Statement[1]

(BRL million)	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Total Revenue[2]	**544**	**438**	**24%**	**510**	**7%**
Costs of services	(260)	(263)	-1%	(276)	-6%
General and Administrative expenses and Others	(141)	(100)	41%	(119)	19%
Operating profit	**144**	**75**	**92%**	**115**	**25%**
Finance income	**(2)**	**(10)**	**-82%**	**(3)**	**-35%**
Financial revenues	20	9	125%	14	39%
Financial expenses	(19)	(8)	149%	(12)	62%
Net exchange rate change	(3)	(11)	-76%	(5)	-49%
EBT	**142**	**65**	**119%**	**112**	**27%**
Current income tax and social contribution	(31)	(33)	-7%	(19)	58%
Deferred income tax and social contribution	(18)	11	-254%	(17)	7%
Net Income	**94**	**44**	**115%**	**76**	**23%**
EBITDA	**237**	**180**	**32%**	**207**	**15%**
Depreciation and amortization	93	105	-11%	91	1%

[1] Managerial adjustments are described in detail on pages 20, 21 and 22.

[2] Includes advance profit share (with Santander Brasil) and via its own channels.

Operating Figures

	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Active base (thousand)[1] 90 days	**900**	**851**	**6%**	**876**	**3%**
Active base (million)[1] 360 days	**1,261**	**1,156**	**9%**	**1,253**	**1%**
TPV (BRL million)	**105,321**	**68,730**	**53%**	**96,386**	**9%**
Credit	66,813	42,036	59%	61,131	9%
Debit	38,508	26,694	44%	35,255	9%
e-commerce	*23,396*	*15,117*	*55%*	*23,586*	*-1%*
Prepayment (BRL million)	**29,256**	**22,914**	**28%**	**27,971**	**5%**
Active POS (million)	**2,106**	**1,760**	**20%**	**2,023**	**4%**
Number of employees	**1,242**	**1,089**	**14%**	**1,166**	**7%**
KPIs					
Product Penetration Rate	44%	55%	(11 p.p)	46%	(2 p.p)
Average ticket	BRL 94.51	BRL 94.91	0 %	BRL 94.73	0 %
Take Rate	0.75 %	0.74 %	1 bps	0.66%	9 bps

Mix: Wholesale vs. Retail



Wholesale
Retail
52%
48%
53%
47%
56%
44%
57%
43%
54%
46%
3Q20
4Q20
1Q21
2Q21
3Q21

We ended 3Q21 with 900,000 active customers, approximately 225,000 of whom derived from the Independent Channel. Compared to 3Q20, the active base grew by 6%, primarily due to the rebound in share by small and medium-sized businesses, such as restaurants, bars, gas stations, and educational institutions, which were impacted by the pandemic in the same period of last year. As a result, retail currently accounts for 46% of our revenue mix, up from 40% during the worst of the pandemic.

This quarter we also set an all-time record for prepayment volume, which rose by 28% YoY and 5% QoQ, leading to growth of 15% YoY and 4% QoQ in prepayment revenue, despite the gradual pass-through of the interest rate hike. Not to mention the possible impacts of the implementation of the new Circular 3,952 from the Central Bank on receivables, which took place in June 2021.

Net Revenue

(BRL million)	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Acquiring revenue	215	142	51%	209	3%
Prepayment revenue[1]	165	143	15%	158	4%
Processing services revenue	57	41	41%	47	21%
POS rental revenue	139	140	0%	138	1%
Other revenues	15	30	-49%	19	-21%
Taxes on services	(48)	(58)	-18%	(62)	-23%
Total	**544**	**438**	**24%**	**510**	**7%**


24%
438
544
3Q20
3Q21
7%
510
544
2Q21
3Q21

Accounting net revenue reached BRL 764 million in 3Q21, growing by 32% relative to 3Q20, explained by higher acquiring revenue during the period, which was positively impacted by the remuneration contract with Santander. **Managerial net revenue** reached BRL 544 million in the 3Q21, rising 24% YoY, owing to good performances from: **(i)** acquiring revenue, due to gains stemmed from the remuneration agreement with Santander, which began in 2Q21 and has retroactive effect to 1Q21; **(ii)** prepayment revenue, which climbed by (+15%); **(iii)** processing services revenue, which went up by +41%, originated from sub-acquirers, marketplace, and the digital platform, given our strategy of investing in value-added solutions; and **(iv)** an (-18%) drop in taxes on services. These effects were mitigated by **(i)** the decline in retail's share in our revenue mix from 52% to 46%, as explained in the Operating Figures section, and **(ii)** the decrease in POS sales revenue, as a result of a strategic decision.

Relative to 2Q21, **accounting net revenue** increased by 16%, largely attributed to higher acquiring revenue in the period. **Managerial net revenue** jumped by 7% thanks to: **(i)** improved revenue mix, on the back of the (+3 p.p.) growth in the retail share; **(ii)** reclassification of a portion of the contractual revenue referring to 1Q21, which was recognized in 2Q21; **(iii)** stronger processing services revenue; and **(iv)** a rise in prepayment revenue.

Costs

(BRL million)	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Fees, commissions, and POS sales	(61)	(84)	-27%	(82)	-26%
Personnel, technology, system, and others	(127)	(117)	9%	(125)	2%
Depreciation	(71)	(61)	16%	(69)	3%
Total	**(260)**	**(263)**	**-1%**	**(276)**	**-6%**



-1%
263
260
3Q20
3Q21



-6%
276
260
2Q21
3Q21

The **accounting cost of services rendered** totaled BRL 485 million, representing growth of 21% from 3Q20. This rise was by the increase in fees and commissions, due to the reclassification between lines, where the Scheme fees is now 100% allocated as revenue reducers and not in costs as reported historically. Retrospecting the reclassification between lines, the annual variation of **managerial cost of services** would remain stable due to the reduction in POS sales, offset by the payment to the commercial agreement started in 2021.

In comparison to 2Q21, **accounting cost rendered** advanced by 42%, impacted by the reclassification described above. **Managerial cost** decreased by 6% due to a strategic review.



SG&A

(BRL million)	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Personnel expenses	(46)	(41)	13%	(46)	2%
Depreciation and amortization	(19)	(17)	15%	(20)	-4%
Specialized technical services	(19)	(19)	-1%	(17)	11%
Marketing	(10)	(2)	341%	(10)	1%
Others	(46)	(21)	123%	(26)	79%
Total	**(141)**	**(100)**	**41%**	**(119)**	**19%**


41%
100
141
3Q20
3Q21
19%
119
141
2Q21
3Q21

Selling, general & administrative expenses increased by 49% compared to 3Q20, and – for comparability purposes – if we disregard non-recurring expenses associated with the Company's listing that were incurred during this quarter, managerial expenses rose by 41% owing to: **(i)** higher independent channel expenses, which affected several lines; **(ii)** extraordinary PIS/Cofins tax credits recorded in 3Q20, relating to marketing and advertising; **(iii)** a rise in other operating expenses, primarily as a result of the extraordinary write-off of amounts in connection with the mobile credit rechargeable portfolio; **(iv)** higher personnel expenses, reflecting the headcount increase; and **(v)** a hike in depreciation expenses, given increased new POS device installations.

Compared to 2Q21, **managerial expenses** advanced by 19%, chiefly due to increases in: **(i)** independent channel expenses; and **(ii)** other operating expenses, primarily as a result of the extraordinary write-off of amounts in connection with the mobile credit rechargeable portfolio.

Financial Results

(BRL million)	3Q21	3Q20	Δ YoY	2Q21	Δ QoQ
Financial revenues	20	9	91%	14	39%
Financial expenses	(19)	(8)	-149%	(12)	-62%
Net exchange rate change	(3)	(11)	76%	(5)	49%
Total	**(2)**	**(10)**	**82%**	**(3)**	**35%**

The **financial result** includes prepayments made through own channels in "other financial revenue" and funding raised to subsidize them in "interest and loan charges" at a rate of 112% of the CDI. For **managerial** purposes, the Company decided to reallocate the net value of these amounts to the "prepayment revenue" line.

EBITDA

EBITDA reached BRL 237 million in 3Q21, representing increases of 32% YoY and 15% QoQ. Relative to 3Q20, the rise is largely attributed to a strong operating performance, which included growth in the active base, TPV, and prepayment volumes, resulting in higher net revenue for the period. When compared to 2Q21, along with the operating factors that contributed to the sequential increase in revenue, there was a decrease in costs over the period, evidencing our continued focus on increasing profitability while achieving efficiency gains.



32%
41%
43%
180
237
3Q20
3Q21
15%
41%
43%
207
237
2Q21
3Q21

Net Income


44
107
-38
-19
94
3Q20
Net Revenue
Costs and SG&A
Financial Results and Taxes
3Q21

The Company's **managerial net income** grew by 115% over the same period last year and 23% from 2Q21. The primary reason for the increase in both periods was revenue growth, which was mostly driven by higher prepayment volumes in 3Q21 and stronger revenue from our digital platform, in line with our focus of expanding our array of value-added services, but mitigated by higher expenses in the period.



Accounting and Managerial Results Reconciliation

To improve comparability between quarterly figures, the Company decided to reclassify the following items:

3Q21

P&L (BRL million)	Accounting	Reclassifications			Managerial
		Listing[1]	Prepayment through own channels[2]	Scheme fees[3]	
Total Revenue	**764**		**7**	**(226)**	**544**
Cost of goods sold and services rendered	(485)			226	(260)
Operating expenses and Others	(149)	8			(141)
Operating Income	**129**	**8**	**7**	**-**	**144**
Financial Result	5		(7)		(2)
Financial revenues	*40*		*(20)*		*20*
Financial expenses	*(32)*		*13*		*(19)*
Net exchange rate change	*(3)*				*(3)*
EBT	**134**	**8**	**-**	**-**	**142**
Current income tax and social contribution	(28)	(3)			(31)
Deferred income tax and social contribution	(18)				(18)
Net Income	**88**	**5**	**-**	**-**	**94**
EBITDA	**222**	**8**	**7**	**-**	**237**
Depreciation and amortization	93				93

[1] Non-recurring expenses for consulting and third-party services incurred in connection with the Company's listing process.

[2] Prepayment through own channels (PAR), initially recognized in the financial result and reallocated as prepayment revenue.

[3] For comparison purposes, past data on Scheme fees were homogenized. 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.


SuperGet

2Q21

P&L (BRL million)	Accounting	Reclassifications		Managerial
		Agreement with Santander Brasil[1]	Scheme fees[2]	
Total Revenue	**660**	**(84)**	**(66)**	**510**
Cost of goods sold and services rendered	(342)		66	(276)
Operating expenses and Others	(119)			(119)
Operating Income	**199**	**(84)**	**-**	**115**
Financial Result	(3)			(3)
Financial revenues	14			14
Financial expenses	(12)			(12)
Net exchange rate change	(5)			(5)
EBT	**196**	**(84)**	**-**	**112**
Current income tax and social contribution	(48)	29		(19)
Deferred income tax and social contribution	(17)			(17)
Net Income	**132**	**(55)**	**-**	**76**
EBITDA	**298**	**(84)**	**-**	**214**
Depreciation and amortization	99			99

1Q21

P&L (BRL million)	Accounting	Reclassifications		Managerial
		Agreement with Santander Brasil[1]	Scheme fees[2]	
Total Revenue	**600**	**84**	**(169)**	**515**
Cost of goods sold and services rendered	(407)		169	(238)
Operating expenses and Others	(107)			(107)
Operating Income	**86**	**84**	**-**	**170**
Financial Result	(4)			(4)
Financial revenues	8			8
Financial expenses	(9)			(9)
Net exchange rate change	(2)			(2)
EBT	**82**	**84**	**-**	**166**
Current income tax and social contribution	(19)	(29)		(48)
Deferred income tax and social contribution	(6)			(6)
Net Income	**57**	**55**	**-**	**112**
EBITDA	**185**	**84**	**-**	**269**
Depreciation and amortization	99			99

[1] Accounting wise, the portion referring to the first half of the commercial agreement occurred only in 2Q21, following the signing of the agreement. However, from a managerial standpoint, the payment was made in tranches, with quarterly reclassification.

[2] For comparison purposes, past data on Scheme fees were homogenized. 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.

3Q20

P&L (BRL million)	Accounting	Reclassifications	Managerial
		Scheme fees[1]	
Total Revenue	**577**	**(140)**	**438**
Cost of goods sold and services rendered	(402)	140	(263)
Operating expenses	(100)		(100)
Operating Income	**75**	-	**75**
Financial Result	(10)		(10)
Financial revenues	9		9
Financial expenses	(8)		(8)
Net exchange rate change	(11)		(11)
EBT	**65**	-	**65**
Current income tax and social contribution	(33)		(33)
Deferred income tax and social contribution	11		11
Net Income	**44**	-	**44**
EBITDA	**180**	-	**180**
Depreciation and amortization	105		105

[1] For comparison purposes, past data on Scheme fees were homogenized. 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.



Balance Sheets

	Sep/21	Dec/20
CURRENT ASSETS		
Cash and cash equivalents	98	265
Financial investments	1,330	925
Accounts receivable	48,053	39,968
Prepaid and recoverable taxes	61	52
Inventories	64	62
Other assets	169	206
Total current assets	**49,776**	**41,478**
NONCURRENT ASSETS		
Deferred income tax and social contribution	432	74
Property and equipment	632	614
Right-of-use assets	11	22
Intangible assets	876	834
Total noncurrent assets	**1,950**	**1,543**
CURRENT LIABILITIES		
Accounts payable	(45,669)	(38,767)
Loans and borrowings	(2,287)	(1,063)
Lease liabilities	(4)	(4)
Income taxes payables and other tax payables	(24)	(42)
Dividends payable	(45)	(29)
Other liabilities	(239)	(271)
Total current liabilities	**(48,267)**	**(40,177)**
NONCURRENT LIABILITIES		
Loans and borrowings	(28)	(28)
Lease liabilities	(7)	(19)
Provision for contingencies	(13)	(11)
Deferred income tax and social contribution	(3)	(8)
Other liabilities	(29)	(36)
Total noncurrent liabilities	**(81)**	**(102)**
EQUITY		
Share capital	(1,422)	(1,422)
Capital reserve	(405)	(6)
Accumulated other comprehensive income	0	1
Retained earnings	(1,547)	(1,315)
Participation of non-controlling shareholders	(4)	
Total equity	**(3,378)**	**(2,743)**

Cash Flow

	Sep/21	Sep/20
Cash flows from operating activities		
Net income for the period	276.5	280.4
Adjustments to reconcile net income for the period to net cash generated by operating activities:	**373.2**	**302.1**
Depreciation and amortization	271.4	261.1
Foreign exchange loss	0.3	4.4
(Reversal) provision for expected credit losses	(0.8)	8.7
Provision for labor, tax and civil risks	1.9	2.4
Loss from the sale of property and equipment and intangible	6.2	6.3
Provision for impairment (reversal)	4.9	(10.9)
Interest on Loans and borrowings	48.6	16.8
Deferred taxes	40.8	12.9
(Increase) decrease in operating assets:	**(8,140.6)**	**(7,737.8)**
Prepaid and recoverable taxes	(9.1)	(14.1)
Accounts receivables	(8,083.7)	(7,615.3)
Other assets	(47.8)	(108.3)
Increase (decrease) in operating liabilities:	**6,829.0**	**7,364.6**
Accounts payable	6,896.4	7,311.0
Income taxes payables and other tax payables	135.1	92.3
Other liabilities	(44.4)	57.8
Income taxes paid	(158.2)	(96.6)
Net cash (used in) generated by operating activities:	**(662.0)**	**209.3**
Cash flows from investing activities		
Financial investments	(318.4)	41.6
Purchase of property and equipment	(280.6)	(204.5)
Purchase of intangible assets	(56.4)	(59.5)
Net cash on acquisition of subsidiaries	(9.3)	-
Disposal of property and equipment and intangible assets	23.2	83.1
Net cash used in investing activities	**(641.4)**	**(139.3)**
Cash flows from financing activities		
Proceeds from borrowings	4,660.9	1,652.7
Payment of Loans and borrowings	(3,460.7)	(952.5)
Payment of dividends	(29.2)	(867.5)
Interest on borrowings paid and lease liabilities	(24.3)	(22.4)
Net cash generated (used in) by financing activities	**1,146.6**	**(189.6)**
Effect of exchange rate changes on cash and cash equivalents	**(10.0)**	**(13.4)**
Decrease in cash and cash equivalents	**(166.8)**	**(133.1)**
Cash and cash equivalents at the beginning of the period	265.1	211.7
Cash and cash equivalents at the end of the period	98.3	78.6
Decrease in cash and cash equivalents	**(166.8)**	**(133.1)**